Barclays PLC One Churchill Place London E14 5HP

VIA EDGAR FILING AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Suzanne Hayes

5 June 2014

Dear Ms. Hayes,

Barclays PLC

Registration Statement on Form F-4

Filed 15 May 2014

File No. 333-195965

Barclays Bank PLC

Schedule TO

Filed 15 May 2014 by Barclays PLC

File No. 005-83036

This letter responds to your letter dated 23 May 2014 (the “Comment Letter”), concerning the Registration Statement on Form F-4 (the “Form F-4”) of Barclays PLC (“Barclays”) and the related tender offer statement on Schedule TO of Barclays.

To facilitate the Staff’s review, Barclays has included in its responses the captions and numbered comments in bold text and has provided Barclays responses immediately following each numbered comment.

As requested, Barclays and Barclays Bank PLC will also include the acknowledgements specified in the Comment Letter in Barclays’ written request for the acceleration of effectiveness of the Form F-4.

Our responses to your comments are set out in Appendix 1 to this letter.

Yours sincerely,

/s/ Steven Penketh

Steven Penketh

Head of Capital Markets Execution

Cc	Eric Envall

Daniel Duchovny

(Securities and Exchange Commission)

John O’Connor

George H. White

(Sullivan & Cromwell LLP)

Suzanne Hayes

Securities and Exchange Commission

Appendix 1

Form F-4

Subsequent Repurchases, page 97

1	Please tell us how your disclosure of possible security purchases complies with the provisions of Rules 13e-4(f)(6) and 14e-5. Alternatively, revise your disclosure.

In response to the Staff’s comment, we have revised the disclosure on page 97 of Barclays PLC’s Form F-4, as shown below. The bold, underlined wording represents the additional new disclosure.

Revised disclosure:

“Subsequent Repurchases. From time to time before or after completion of the Exchange Offers (subject to the following sentence with respect to the Preference Shares), the Offerors or their affiliates may acquire additional Existing T1 Securities in the open market, privately negotiated transactions, exchange offers, tender offers, redemption or otherwise. During the Exchange Offers and until the expiration of at least ten business days after the date of termination of the relevant Exchange Offers, neither the Offerors nor any of their affiliates will make any purchases of Preference Shares otherwise than in connection with the Exchange Offers. Future purchases of Existing T1 Securities may be on terms that are more or less favorable than those of the Exchange Offers. Future purchases, if any, will depend on many factors, including market conditions and the condition of our business.”

Tax Considerations, page 215

2	Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

In response to the Staff’s comment, Barclays has deleted the Treasury Department Circular 230 legend that appeared on page 215 of the Form F-4 as filed.

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